

May 18, 2022

Stephen Brady
Chief Executive Officer
Tempest Therapeutics, Inc.
7000 Shoreline Court; Suite 275
South San Francisco, CA 94080

      Re: Tempest Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed May 16, 2022
          File No. 333-264989

Dear Mr. Brady:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Gary Guttenberg at (202) 551-6477 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Michael Mencher